November 29, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Bantec, Inc. Withdraw Prior Request for Acceleration of Effectiveness of S-1 (File No. 333-275715) originally filed November 22, 2023

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bantec, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdraw of its Request for Acceleration of the effective date and time of its above captioned Registration Statement on Form S-1 (the “Registration Statement”).

The Company is seeking withdrawal of the prior Request for Acceleration filed today, because it plans to file a new Request for Acceleration after filing an amendment showing the Company’s Executive Compensation for 2023.

The Company confirms that no securities have been sold pursuant to the Offering.

Sincerely,

Bantec, Inc.

/s/ Michael Bannon
Michael Bannon
President